UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated October 17, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: Change in Affiliate Holdings

Name of Affiliate: Alexander Rabinovitch

Date of change: October 16, 2013

Quoted price: 0.9396 New Israeli Shekels

Balance (quantity) previously reported: 41,517,331

Previous holding in Company shares: 17.84%

Change (quantity) in shares: -173,373

Current balance (quantity): 41,343,958

Current holding in Company shares: 17.77%

Holding in Company shares after change: Equity: 17.77%; Voting power: 18.30%

Fully diluted holding in Company shares after change: Equity: 16.17%; Voting power: 16.61%

Date and time in which the Company was informed of event: October 16, 2013 18:00 (GMT +2)

Additional information: 22,267,139 ordinary shares of the Company are held by Green Forest Holdings Ltd., a company that, to the best of the Company's knowledge, is wholly owned by Alexander and Sagit Rabinovich in equal parts.

Re: List of Company Securities and Changes Thereto

Type of Security	Security No. in TASE	Quantity in Registered Capital	Issued and Outstanding Capital		Quantity Registered by Nominee Company
			Qty. Previously Reported	Current Quantity
Ordinary Shares	1085497	700,000,000	232,719,267	232,894,900	216,322,691
Registered Options (Series 2)	1123009	-	12,217,106	12,217,106	12,217,106
Non-Registered Options	1093590	-	60,000	60,000	-
	1117530	-	3,110,000	3,110,000	-
	1119163	-	10,000	10,000	-
	1119270	-	300,000	300,000	-
	1120369	-	3,110,000	3,110,000	-
	1120781	-	640,000	640,000	-
	1124015	-	120,000	120,000	-
	1126010	-	300,000	300,000	-
	1126036	-	1,926,727	1,926,727	-
	1126531	-	4,408,000	4,408,000	-
	1127976	-	258,000	258,000	-

As of October 17, 2013, the Company had allotted 175,633 ordinary shares of the Company to the nominee company of Bank Hapoalim Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 17, 2013	By:	/s/ David Grossman
David Grossman
Director